ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 7, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin Mary Mast Irene Paik Lisa Vanjoske

Re:	Agenus Inc. Annual Report on Form 10-K Filed March 18, 2019 File No. 000-29089

Ladies and Gentlemen:

On behalf of Agenus Inc. (the “Company” or “Agenus”), we submit via EDGAR this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated September 19, 2019 (the “Comment Letter”), with regard to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (filed March 18, 2019). For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company.

Annual Report on Form 10-K filed March 18, 2019

Item 1. Business

Our Business, page 3

1. In future filings, please revise your disclosure to include the royalty terms for your agreements with Gilead, Incyte, UVA, Ludwig and UConn. In addition, with respect to the UConn agreement, please disclose the pipeline program or product candidate to which the agreement relates, the royalty rate and the “future payments” you are obligated to make under the March 2003 amendment. With respect to the UVA agreement, please disclose when the last of the licensed patents is scheduled to expire.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2019

Response:

The Company acknowledges the Staff’s comment and will revise its disclosure in future filings to include the royalty terms for its agreements with Gilead, Incyte, UVA, Ludwig and UConn, as well as the additional information requested with respect to the UConn and UVA agreements.

2. Please tell us why you believe your assets, such as next generation anti-CTLA-4 (AGEN1181) and TIGIT (AGEN1307) as well as CD137 (AGEN2373) and bispecific antibodies that are partnered with Gilead are potentially “best-in-class and first-in-class” in light of your discussion of your competitors on pages 11-12 and the early stages of development of these product candidates.

Response:

The Company believes that these assets are potentially “best-in-class,” because they have been specifically designed to overcome the limitations of existing antibodies, and the Company has demonstrated this ability in preclinical studies, as well as an early clinical trial for AGEN1811. Current molecules targeting CTLA-4 (i.e., Yervoy®), TIGIT (i.e., CGEN-15137), and CD137 (i.e., urelumab) are limited in the population of potential responders (CTLA-4; genomic restrictions Quesada, et al. 2018), they have suboptimal ability to stimulate important tumor killing cytokines (like interferon gamma) (CTLA-4, TIGIT preclinical data), and they have off-target binding resulting in significant liver toxicity (CD137 BMY data). With respect to AGEN1223 (a bispecific antibody) and AGEN1423 (a bifunctional antibody), Agenus believes these are potentially “first-in-class,” because they are designed to address mechanisms that, to the Company’s knowledge, no third party is addressing. The following is more detailed information regarding each asset. If the Staff deems it appropriate, the Company is willing to include additional details in its future filings to support these statements.

Anti-CTLA-4 (AGEN1181)

AGEN1181 is engineered with important features that are required to optimize the immune attack against cancer and to expand the benefit to the majority of patients who harbor a genetic polymorphism (FcyRIIIA) and do not respond to first generation anti-CTLA-4 antibodies (Quesada et al. 2018).

Specifically, in preclinical models, AGEN1181 has demonstrated enhanced binding to the FcyRIIIA receptor, which correlates with superior T cell priming and activation and regulatory T cells (“Treg”) depletion, including enhanced potency, compared to competitor anti-CTLA-4 antibodies. In animal models, this enhanced binding reveals superior anti-tumor immunity by a corresponding Fc-enhanced anti-CTLA-4 antibody that is not seen in other molecules, thus underscoring that AGEN1181 employs best-in-class features and has preclinically demonstrated best-in-class outcomes.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2019

Importantly, approximately 60% of patients express a genetic polymorphism in FcyRIIIA. Clinical studies show that patients with this polymorphism do not respond to currently available CTLA-4 antibodies. AGEN1181 is Fc-engineered to significantly enhance binding to FcyRIIIA to broaden the efficacy of anti-CTLA-4 regardless of FcyRIIIA polymorphism. To Agenus’ knowledge, no other molecule is designed to address this problem.

Finally, in preclinical assays designed to measure T cell responsiveness, AGEN1181 has demonstrated superior combination potential with anti-PD-1 antibodies as compared to competitive antibodies.

For the reasons set forth above and the data available to date, Agenus believes that is has a reasonable basis to state that AGEN1181 has best-in-class potential.

Anti-TIGIT (AGEN1307)

Similarly, Agenus’ pre-clinical anti-TIGIT antibody, AGEN1307, has best-in-class potential because of its design features that are not observed with competitor TIGIT antibodies, including its (i) enhanced binding to the FcyRIIIA receptor, (ii) potential ability to treat a broader patient population than competitive antibodies and (iii) superior combination potential with anti-PD-1 antibodies.

AGEN1307 is the only anti-TIGIT molecule designed as an IgG1 Fc-engineered antibody known to us that has demonstrated (preclinically) the ability to promote superior binding to FcyRIIIA as compared to known competitor anti-TIGIT antibodies. Agenus’ primary in vitro immune stimulation assays show that anti-TIGIT antibodies depend on FcyRIIIA binding to enhance T cell responsiveness as determined by IL-2 cytokine secretion. AGEN1307 is designed with this enhancement and in preclinical studies demonstrated optimal in vitro immune stimulation compared to competitor molecules.

Finally, AGEN1307 demonstrates superior single agent activity and combination activity, with anti-PD-1, compared to known competitor anti-TIGIT antibodies.

AGEN1307 is designed to optimize anti-tumor immunity and has demonstrated the ability to do so in a manner that is superior to available anti-TIGIT molecules in preclinical and in vitro assays.

Anti-CD137 (AGEN2373)

CD137 is an important therapeutic pathway to promote antitumor immunity due to its ability to enhance T cell and natural killer (NK) cell proliferation, cytokine secretion, and cellular cytotoxicity. The therapeutic development of CD137-targeting antibodies, such as Bristol Myers Squibb’s (“BMS”) urelumab, has been limited by on-target, off-site toxicity (i.e. liver tox) (Segal et al. 2017).

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2019

AGEN2373 is a conditionally active CD137 antibody that selectively enhances T and NK cell activity only during immune co-stimulation, in contrast to urelumab and Pfizer Inc.’s utomilumab. As a result, AGEN2373 is a unique and highly potent molecule that avoids the on-target, off-site toxicity that has limited the use of urelumab.

AGEN1223 (Bispecific)

Treg infiltration into tumors is an important mechanism by which cancers escape immune surveillance. Agenus has developed a bispecific antibody that selectively and potently depletes intratumoral Tregs through the depletion of highly suppressive intratumoral Treg and co-stimulation of tumor-targeting effector T cells.

Agenus believes this is a first-in-class approach because there are no known bispecific molecules designed to address this important tumor escape mechanism. Importantly, the pharmacology of AGEN1223 cannot be achieved by the combination of monospecific antibodies targeting the same antigens. The bispecific approach of AGEN1223 takes advantage of the co-expression of the target antigens on intratumoral Tregs, whereas competitor monospecific antibodies will also bind to target cells that only express one of the antigens, such as peripheral T cells.

AGEN1423 (Bifunctional)

AGEN1423 is a bifunctional antibody that is designed to condition the tumor microenvironment by addressing two potent immune suppressing mechanisms that promote immune evasion. This is a first of its kind molecule in the class – therefore, Agenus’ believes that AGEN1423 is potentially a first-in-class molecule despite its current stage of development.

Intellectual Property Portfolio, page 9

3. Please expand your disclosure in future filings regarding your intellectual property portfolio to (i) clarify which patents are owned and which ones are licensed, (ii) identify the product candidate or platform to which your patents and patent applications apply, and (iii) disclose the foreign jurisdictions where you have issued patents or pending patent applications, and the corresponding expiration dates (or expected expiration dates).

Response:

The Company acknowledges the Staff’s comment and will, in future filings, revise its disclosure regarding its intellectual property portfolio to (i) clarify which patents are owned and which ones are licensed, (ii) identify the product candidate or platform to which the Company’s patents and patent applications apply, and (iii) disclose the foreign jurisdictions where the Company has issued patents or pending patent applications, and the corresponding expiration dates (or expected expiration dates).

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2019

Item 1A. Risk Factors

The sale of a significant number of shares could cause the market price of our stock to decline, page 35

4. We note your disclosure that if AGEN2034 is not approved for commercial sale by the FDA before December 31, 2021, Token holders will be permitted to convert into shares of common stock, and that you retain the right to pay cash in lieu of delivering shares. Please clarify whether conversion will occur automatically or if holders will have the option to hold the Tokens indefinitely. Please also clarify the conversion ratio if the price per share of the common stock is above $10, in particular how the amount of the “fraction” will be determined.

Response:

The Company advises the Staff that at this time the Company is not pursuing its previously announced offering of Biotech Electronic Security Tokens (“Tokens”) and has not issued any Tokens. As a result, the Company will remove from future filings information regarding the conversion of Tokens, unless and until the Company commences a new offering of Tokens.

Risks Related to our Tokens, page 36

5. We note your disclosure on page 37 that a “significant portion of the net sales of such product in the U.S. will be paid to Token holders until the Token holders are paid the full amount to which they are entitled pursuant to their purchase agreement.” Please expand your disclosure in future filings to clarify what Token holders will be entitled to receive. For instance, describe how net sales will be defined, who will calculate it, and whether it will be audited, the percentage of the net sales of AGEN2034 Token holders will receive, the defined multiple of the purchase price that must be earned prior to any distribution to Token holders, and any caps on the amount that Token holders will receive. Please also clarify whether the amount Token holders are entitled to receive is correlated to the number of tokens sold or is fixed per Token.

Response:

As noted in response to Comment 4 above, at this time the Company is not pursuing its offering of Tokens and has not issued any Tokens. As a result, the Company will remove from future filings information regarding what Token holders are entitled to receive, unless and until the Company commences a new offering of Tokens.

6. Please revise your disclosure in future filings to state whether you expect the proceeds from Token sales to fund all of the costs to develop AGEN2034, including all research and development expenses, legal and professional fees, and other costs related obtaining regulatory approval and commercialization of AGEN2034. To the extent the company funds a portion of such costs, please clarify whether such funding will affect the portion of the net sales to which Token holders will be entitled. Please also clarify whether the proceeds from sales of Tokens will be used to fund the combination therapy of AGEN2034 with AGEN1884, or whether they will be used only to fund AGEN2034 as a monotherapy.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2019

Response:

As noted in response to Comment 4 above, at this time the Company is not pursuing its offering of Tokens and has not issued any Tokens. As a result, the Company will remove from future filings information regarding the use of proceeds from Token sales, unless and until the Company commences a new offering of Tokens.

7. We note your disclosure in the Form 10-K filed on March 18, 2019 that the anticipated closing date of the Token offering is March 2019 and that you plan to raise up to a maximum of $100 million in the offering. We also note that as of the date of the filing of your Form 10-Q on August 9, 2019, you had not closed on the sale of any Tokens and that you no longer disclose the maximum aggregate offering amount. Please tell us the status of the offering.

Response:

At this time the Company is not pursuing its offering of Tokens and has not issued any Tokens.

8. We note your disclosure on page 37 that you intend to transfer the record ownership of Tokens from book-entry ledger to the blockchain following the holding period required by Rule 144. You also state that you have not yet selected which blockchain to utilize and that Tokens may “continue to be recorded in a book-entry ledger indefinitely.” Given this disclosure, please tell us why you believe it is appropriate to identify the Tokens as “digital assets,” “digital securities” or “blockchain-based.”

Response:

As noted in our response to Comment 4 above, at this time the Company is not pursuing its offering of Tokens and has not issued any Tokens. If the Company commences a new offering for Tokens, it will evaluate the appropriate identification of such Tokens for use in future filings.

9. We note your disclosure that you have not identified all the persons that will need to provide services and functions critical to the maintenance of the Tokens. Please tell us the services you will require to develop and maintain the Tokens and distributed ledger technology, the estimated cost of such development and maintenance, and the source of funds for the same.

Response:

As noted in our response to Comment 4 above, at this time the Company is not pursuing its offering of Tokens and has not issued any Tokens. If the Company commences a new offering of Tokens, it will provide in future filings additional information about the services required, the estimated costs of such services, and the source of funds for the same.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2019

10. We note your disclosure that you do not expect to pay any dividends on the Tokens. Please clarify whether distributions to Token holders will be considered dividends.

Response:

As noted in our response to Comment 4 above, at this time the Company is not pursuing its offering of Tokens and has not issued any Tokens. As a result, the Company will remove from future filings information regarding any distributions potentially payable to Token holders, unless and until the Company commences a new offering of Tokens, but will clarify the treatment of distributions, if any, for any Tokens offered in the future.

Item 15. Exhibits and Financial Statement Schedules, page 101

11. In future filings, please include your bylaws as an exhibit. See Item 601(b)(3) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will include its bylaws as an exhibit in future filings.

***

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2019

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7663.

Very truly yours,

/s/ Zachary R. Blume

Zachary R. Blume

cc:	Evan Kearns (Agenus Inc.)